
INVESTOR Q&A

WEFUNDER INVESTOR SEMINAR

Hey Bimotal Community,

As you know, we recently launched our Community Round on Wefunder! We're really excited about the momentum we've been seeing, and wanted to make sure that you didn't miss out on this unique opportunity!

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We understand that most people are not familiar with Regulation Crowdfunding. To help shed some light, we will host a live call for all prospective supporters to answer questions about our Community Round, what the opportunity is, and how it works.

Please join us on July 11th at 5PM PST for a discussion of our campaign and a live Q&A, Calendar links below. We look forward to seeing you and answering any questions you may have!

Add to Google Calendar

Add to Outlook Calendar

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Zoom Link for July 11th 5pm PST

If you haven't seen our Wefunder page yet, check it out here: https://wefunder.com/bimotal.

Sincerely,

Toby, Charissa, and the Bimotal Team

